Exhibit 99.9

2, place Jean Millier

Arche Nord Coupole/Regnault

92 400 Courbevoie France

Mike SANGSTER

Nicolas FUMEX

Patrick GUENKEL

Romain RICHEMONT

Tel. : + 44 (0)207 719 7962

Fax : + 44 (0)207 719 7959

Robert HAMMOND (U.S.)

Tel. : +1 713-483-5070

Fax : +1 713-483-5629

TOTAL S.A.

Capital : 6 135 008 980 € 542 051 180 R.C.S. Nanterre

total.com

Total signs long-term agreements to supply LNG to state-owned

Indonesian company Pertamina

Paris, February 2, 2016 - Total has signed long-term liquefied natural gas (LNG) sale and purchase agreements with state-owned Indonesian company Pertamina for the supply of LNG volumes increasing from 0.4 to 1 million tonnes per year over a period of 15 years beginning 2020.

“These agreements allow the Group to further expand its longstanding cooperation with Pertamina and to enhance both companies’ LNG portfolios,”outlined Laurent Vivier, President Gas at Total. “Strengthening our presence in Asia, in particular through innovative relationships with new LNG buyers such as Pertamina, is an important part of our strategy.”

Under the terms of the agreements, Total will purchase from 2020 around 0.4 million tonnes per year of Pertamina’s contracted LNG volumes from Corpus Christi LNG, currently under construction in the United States. In parallel, Total will supply from its global portfolio to Pertamina a volume growing over time from 0.4 to 1 million tonnes per year of LNG.

Total, a world leader in LNG

Total is a world leader in LNG, with solid and diversified positions along the entire value chain and LNG production of 10.2 million tonnes in 2015.

Total is active in most of the major LNG producing regions as well as in the main LNG markets and continues to develop its LNG business as a key component of its growth strategy. The Group holds interests in LNG plants in Indonesia, Nigeria, Norway, Oman, Qatar, the United Arab Emirates, Yemen, Angola, Australia and Russia. Total has also secured the purchase of LNG from projects in the United States, and has long-term access to regasification capacity in key global LNG markets.

Through the expansion of its trading, marketing and logistics businesses and through the development of its LNG portfolio, Total is able to supply natural gas and LNG directly to its key customers worldwide while retaining flexibility to adapt to demand variations and to seize market opportunities.

Pertamina

Pertamina is Indonesia’s state-owned, leading integrated energy company. Its businesses include the exploration and production of oil and gas; refining, manufacturing and marketing of oil products and petrochemicals; and the development of biofuels, geothermal power and other sustainable alternative energy sources. Pertamina has operations and facilities to deliver the energy for over 250 million people spread throughout the archipelago.

Pertamina’s well known reputation in the LNG business is reflected in its long history and business partners as a major LNG supplier to overseas consumers such as Japan and Korea, as well as fulfilling domestic demand. With various and integrated natural gas infrastructure, including LNG plants, floating storage and regasification units, land-based terminals, hub and regasification terminals, and pipeline networks, Pertamina is a leading natural gas player in Indonesia.

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About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, and the world’s second-ranked solar energy operator with SunPower. Our 100,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits. total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.